UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Walker, Clemons F.
   748 Rising Star
   Henderson, NV  89104
2. Issuer Name and Ticker or Trading Symbol
   Pease Oil and Gas Company
   WPOG
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
      April 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
  $0.10 Par Value Common St|N/A   |N/A | |N/A               |N/A|N/A        |142,062            |D     |                           |
ock                        |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
  Option To Purchase C|$2.97   | N/A |N/A | | N/A N/A   |A,D|0/7/2|01/26|common stock|7,500  |       |7,500       |D  |            |
ommon Stock           |        |     |    | |           |   |7/97 |/01  |            |       |       |            |   |            |
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  Warrant To Purchase |$1.92   |4/30/|S   | |53,813     |D  |09/30|08/13|common stock|53,813 |       |Warrants to |D  |            |
Common Stock          |        |97   |    | |           |   |/94  |/98  |            |       |       |Purchase    |   |            |
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  Warrant To Purchase |$1.92   |4/30/|S   | |10,000     |D  |03/27|08/13|common stock|10,000 |       |138,248 shar|D  |            |
Common Stock          |        |97   |    | |           |   |/95  |/98  |            |       |       |es          |   |            |
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  Warrant To Purchase |$2.00   |4/30/|S   | |N/A 10,625 |A,D|08/27|08/26|common stock|10,625 |       |            |D  |            |
Common Stock          |        |97   |    | |           |   |/96  |/96  |            |       |       |            |   |            |
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  Warrant To Purchase |$0.83   |N/A  |N/A | |N/A N/A    |A,D|05/16|05/15|common stock|18,000 |       |            |D  |            |
Common Stock          |        |     |    | |           |   |/95  |/00  |            |       |       |            |   |            |
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  Warrant To Purchase |$0.70   |N/A  |N/A | |N/A N/A    |A,D|06/23|08/13|common stock|40,000 |       |            |D  |            |
Common Stock          |        |     |    | |           |   |/95  |/98  |            |       |       |            |   |            |
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  Warrant To Purchase |$0.75   |N/A  |N/A | |N/A N/A    |A,D|03/09|03/08|common stock|40,000 |       |            |D  |            |
Common Stock          |        |     |    | |           |   |/96  |/01  |            |       |       |            |   |            |
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  Warrant To Purchase |$0.75   |N/A  |N/A | |N/A N/A    |A,D|03/09|02/12|common stock|10,000 |       |            |D  |            |
Common Stock          |        |     |    | |           |   |/96  |/01  |            |       |       |            |   |            |
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  Warrant To Purchase |$0.75   |4/30/|S   | |N/A N/A    |A,D|03/09|02/12|common stock|30,248 |       |            |D  |            |
Common Stock          |        |97   |    | |           |   |/96  |/01  |            |       |       |            |   |            |
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  Series A Cum. Conv. |$6.00   |N/A  |N/A | |N/A N/A    |A,D|Immed|N/A  |Com.Stk./War|318/318|       |100 shares* |D  |            |
Preferred Stock       |        |     |    | |           |   |     |     |rants       |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
* As of April 1, 1997, the Series A Cumulative Convertible Preferred Stock was convertible into the Company's
$0.10 par value common stock and common stock purchase warrants at a ratio of
3.1875 to 1.  This report is
being filed to show the increase in the number of common shares and common stock purchase warrants issuable upon conversion of the preferred stock into common as a result of dividends in arrears (column 7). The common stock purchase warrants expire on August 13,
1998.
SIGNATURE OF REPORTING PERSON
/s/Patrick J. Duncan, Attorney-in-Fact for Clemons F. Walker
DATE
  May 8, 1997